Exhibit 77C

            At the Special Meeting of Shareholders held on August 8, 2005, shareholders of record of the Registrant at the close of business on June 10, 2005 voted to approve a new Investment Services Contract (the "New Contract") between the Registrant and Babson Capital Management LLC ("Babson Capital"). The New Contract between the Registrant and Babson Capital provides for a quarterly investment advisory fee of 0.3125% of the net asset value of the Registrant each quarter, which is approximately equal to 1.25% annually, with no performance adjustment. The New Contract was approved and recommended to the shareholders by the Trustees on April 22, 2005. At the Special Meeting 5,034,650 shares were voted in favor of the New Contract, 141,712 shares were voted against, and 92,840 shares abstained (out of a total of 9,028,531 outstanding eligible shares). A total of 58.36% of the Registrant's outstanding shares were present in person or by proxy at the Special Meeting and 95.55% of the 5,269,202 outstanding shares present voted in favor of the New Contract. The New Contract is effective as of October 1, 2005. The New Contract provides that for its first eighteen months, the advisory fee cannot exceed the amount Babson Capital would have been paid under the Registrant's prior investment services contract.